

16013056

DSTATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-15 (MM/DD/YY) AND ENDING 12-31-15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6135 Park South Drive, Ste 510
(No. and Street)

Charlotte (City) NC (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batham Guy & McKnight PA
(Name – *if individual, state last, first, middle name*)

211 E. Six Forks Road, Suite 112 (Address), Raleigh (City), NC (State) 27609 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Abbott Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of February 26, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public



MECKLENBURG COUNTY, N.C.
PUBLIC
NOTARY
KRYSTAL ORR

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTH ATLANTIC ENTERPRISES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2015

South Atlantic Enterprises, Inc.

Audited Financial Statements
and Other Financial Information

For the year ended December 31, 2015

Contents



BARHAM GUY & MCKNIGHT, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS
bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To The President
South Atlantic Enterprises, Inc.
Charlotte, North Carolina

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying financial statements of South Atlantic Enterprises, Inc. (a North Carolina corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of South Atlantic Enterprises, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of South Atlantic Enterprises, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of South Atlantic Enterprises, Inc.'s financial statements. The supplemental information is the responsibility of South Atlantic Enterprises, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Barham Guy & McKnight, PA

Barham Guy & McKnight, P.A.
Raleigh, North Carolina
February 26, 2016

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2015

		2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$	232,542
Available for sale equity securities		199,302
Total Current Assets		431,844
Other Assets:		
Deposit- Lease		799
TOTAL ASSETS	**$**	**432,643**
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities:		
Accounts Payable- Payroll Taxes	$	11,475
Due to Stockholder		-
Total Current Liabilities		11,475
Stockholder's Equity:		
Common Stock, $1 par value, 100,000 shares authorized, 100 issued and outstanding	$	100
Retained Earnings		421,068
Total Stockholder's Equity		421,168
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**432,643**

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF OPERATIONS AND CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2015

		2015
REVENUES		
Management & investment advisory income	$	170,000
EXPENSES		
Salary	$	75,000
Contract Labor		2,500
Taxes and licenses		1,195
Payroll Taxes		5,737
Office expense		3,108
Communications & data processing		763
Rent/occupancy		9,027
Professional Services		7,869
Travel		11,774
Meals and Entertainment		1,201
Miscellaneous expense		354
Insurance		110
Dues and publications		3,553
Utilities		-
Internet/Website		190
Total Expenses	$	122,381
OPERATING INCOME/(LOSS)	**$**	**47,619**
OTHER INCOME (EXPENSE)		
Dividends and interest		3,590
Gain/(loss) on sale of securities		(1,966)
Total Other Income	$	1,624
NET INCOME/(LOSS)	**$**	**49,243**
OTHER COMPREHENSIVE INCOME (LOSS)		
Net unrealized loss - available for sale securities	$	(98,766)
Total Other Comprehensive Income (Loss)	$	(98,766)
TOTAL COMPREHENSIVE INCOME (LOSS)	**$**	**(49,523)**
CHANGES IN STOCKHOLDER'S EQUITY		
Beginning stockholder's equity	**$**	**481,129**
Prior period adjustment		100
Stockholder distributions	$	(10,538)
ENDING STOCKHOLDER'S EQUITY	**$**	**421,168**

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2015

		2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$	49,243
Adjustments to reconcile net Income to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in other assets		(799)
Increase (decrease) in accrued expenses		11,475
Net cash provided (used) by operating activities	**$**	**59,919**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net proceeds from sale and maturity of investments and purchase of investments	$	(47,287)
Net cash provided (used) by investing activities	**$**	**(47,287)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions	$	(10,538)
Net cash provided (used) by financing activities	**$**	**(10,538)**
NET INCREASE (DECREASE) IN CASH	$	2,094
Cash and cash equivalents at beginning of year	$	230,448
Cash and cash equivalents at end of year	**$**	**232,542**

SUPPLEMENTAL DISCLOSURES	**2015**
Cash paid during the year for:	
Interest expense	-0-
Income taxes	-0-

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by identifying private transactions for institutional investors and by introducing lenders to operating companies. The company is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation.

Accounting Method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulation Authority, and it follows the accounting and record keeping policies established by those agencies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period. There has not been recent examination by the Internal Revenue Service and the only open years subject to examination are generally the years after December 31, 2011.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
December 31, 2015

Cash and cash equivalents

Cash and cash equivalents include money market funds or highly liquid investments with original maturities of ninety days or less, other than those used for trading purposes.

NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cost and fair value of cash and cash equivalents and marketable equity securities at December 31, 2015 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1- Cash and Cash Equivalents	$ 232,542			$ 232,542
Level 1- Marketable Equity Securities	298,068		98,766	199,302
Total- Level 1	$ 479,633	$	$ 98,766	$ 431,844

The company had no transfers into or out of Level 1 fair value instruments during 2015, nor did it hold any Level 2 or Level 3 financial instruments during 2015. The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities. Unrealized holding losses (other comprehensive loss) on securities available for sale in the amount of $ 98,766 has been credited to stockholder's equity for the year ended December 31, 2015.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
December 31, 2015

NOTE 3 – RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2015, not to exceed certain established statutory limits. There were no contributions for 2015.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(ii) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5 – UNCERTAINITES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that is probable or reasonably possible that an asset has been impaired or a liability had been incurred through February 26, 2016.

In the normal course of business, the company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting action will not be material to the company's statement of financial condition. The company is not under any current examination as of February 26, 2016 and there are no actions to disclose.

NOTE 6 – SUBSEQUENT EVENTS

The company evaluated events and/or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure through February 26, 2016, the date the financial statements were available to be issued. No other events or transactions were identified that affect the company's December 31, 2015 financial statements or that require further disclosure.

NOTE 7 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. This rule requires that the company maintain minimum net capital, as defined, of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the company had net capital of $362,902. This amount exceeded the required net capital by $357,902. The company's aggregate indebtedness to net capital was 3.16% for the year ended December 31, 2015.

NOTE 8 – LEASING ARRANGEMENT

The company conducts its operations from office space that is leased under an operating lease that expires May 31, 2016 with a fixed monthly rate of $799. The future minimum lease payments for 2016 are $3,995.

SUPPLEMENTAL INFORMATION

SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2015

		2015
TOTAL STOCKHOLDER'S EQUITY	$	421,168
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		-
TENTATIVE NET CAPITAL		421,168
Undue concentration		(23,556)
Haircut on securities		(34,710)
NET CAPITAL	$	362,902
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities		11,475
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		3.16%
MINIMUM NET CAPITAL REQUIRED		5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		357,902
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2015		
Net capital as reported in Company's Part II:		
Unaudited Focus Report		374,679
Audit adjustments		(11,777)
NET CAPITAL PER ABOVE	$	362,902

See Accompanying Notes to Financial Statements.



BARHAM GUY & MCKNIGHT, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President
of South Atlantic Enterprises, Inc.

We have reviewed management's statements, included in the accompanying Exemption Provision Under Rule 15c3-3 Report, in which (1)South Atlantic Enterprises, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which South Atlantic Enterprises, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (provision— (2)(ii)] the "exemption provision") and (2) South Atlantic Enterprises, Inc. stated that South Atlantic Enterprises, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. South Atlantic Enterprises, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about South Atlantic Enterprises, Inc. compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)([provision— (2)(ii)]) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Barham Guy & McKnight, PA

Barham Guy & McKnight, PA
Raleigh, North Carolina
February 26, 2016

South Atlantic Enterprises, Inc.
Exemption Provision Under Rule 15c3-3 Report
For the Year Ended December 31, 2015

South Atlantic Enterprises, Inc. is claiming, under its best knowledge and belief, exemption 17 C.F.R. 240.15c3-3, provision k(2)(ii), "All customer transactions cleared through another broker-dealer on a fully disclosed basis."

South Atlantic Enterprises, Inc. met, under its best knowledge and belief, exemption 15c3-3, provision k(2)(ii) throughout the year ended December 31, 2015 without exception. No customer funds were received during the year ended December 31, 2015.



Robert L. Abbott, Jr.

February 26, 2016

See Independent Registered Public Accounting Firm Review Report